UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Arbe Robotics Ltd. (“Arbe” or the “Company”) issued a press release announcing the results of its operations for the quarter and year ended December 31, 2024. The press release is furnished as Exhibit 99.1.

As previously announced, the Company will host a live conference call on Wednesday, March 5, 2025 at 8:30 a.m. Eastern Time to discuss its financial results for the fourth quarter and year ended December 31, 2024.

Speakers will include Kobi Marenko, co-founder and chief executive officer, and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10196406/fe659ce4a4. Log-in instructions will be available upon registering for the event. The live call may be accessed via telephone at (844) 481-3015 toll-free, 1-809-212373 Israel toll-free, or +1 (412) 317-1880 internationally A telephonic replay of the conference call will be available following the end of the conference call until March 19, 2025 at (877) 344-7529 from the United States, or +1 (412) 317-0088 internationally, using access ID: 3040322. A live webcast of the call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=beGOPXjP or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

Cautionary Note Regarding Forward-Looking Statements

The press release contains, and the conference call described in this press release will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the effect on the Israeli economy generally and on the Company's business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated March 5, 2025*

*	The consolidated balance sheets at December 31. 2024 and December 31, 2023, the consolidated statements of operations for the three and twelve months ended December 31, 2024 and 2023, and the consolidated statements of cash flows for the three and twelve months ended December 31, 2024 and 2023 are incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporates by reference material filed by the issuer with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: March 5, 2025	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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